UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

AFFIMED N.V.

On July 10, 2020 Affimed N.V. issued a press release announcing its 2020 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, July 10, 2020.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name:	Adi Hoess
Title:	Chief Executive Officer

By:	/s/ Wolfgang Fischer
Name:	Wolfgang Fischer
Title:	Chief Operating Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated July 10, 2020

99.2	Invitation convening the annual general meeting of shareholders

99.3	English language translation of notice convening the annual general meeting of shareholders

99.4	Agenda including explanation

99.5	Powers of attorney